SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. IV,
A LIMITED PARTNERSHIP

(Name of Subject Company)

BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. IV,
A LIMITED PARTNERSHIP

(Name of Person(s) Filing Statement)

UNITS OF LIMITED PARTNERSHIP INTEREST

(Title of Class of Securities)

100650209

(CUSIP Number of Class of Securities)

Susan F. Donahue, Esq.
c/o MMA Financial, Inc.
101 Arch Street
Boston, Massachusetts 02110-1106
(617) 439-3911

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9

ITEM 1. SUBJECT COMPANY INFORMATION.

The name of the subject company is Boston Financial Qualified Housing Tax Credits L.P. IV, A Limited Partnership, a Massachusetts limited partnership (the “Partnership”). The address of the principal executive offices of the Partnership is 101 Arch Street, Boston, Massachusetts 02110-1106, and its telephone number is (617) 439-3911. The General Partners of the Partnership are Arch Street VIII, Inc., which serves as the Managing General Partner, and Arch Street IV Limited Partnership.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Partnership’s units of limited partnership interest (“Units”). As of December 21, 2007, 68,043 Units were issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

This Schedule 14D-9 is being filed by the Partnership, the subject company. The General Partners of the Partnership are Arch Street VIII, Inc., which serves as the Managing General Partner, and Arch Street IV Limited Partnership. The business address of the Partnership and of the General Partners is 101 Arch Street, Boston, Massachusetts 02110-1106.

This Schedule 14D-9 relates to a tender offer by Anise, L.L.C. (the “Offeror”) to purchase up to 6,800 Units of the Partnership, in cash, at a price of $200.00 per Unit, without interest, less the amount of any distributions per Unit made by the Partnership to the Unit holders after the date of the offer (the “Anise Offer”). The Anise Offer to purchase the Units is being made pursuant to an Offer to Purchase and a related Agreement of Transfer and Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO, which was filed with the SEC on December 21, 2007. The Offer to Purchase, incorporated by reference into the Schedule TO (the “Offer to Purchase”), reports that the principal business address of the Offeror is 1001 Walnut, Kansas City, Missouri 64106.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

To the knowledge of the Partnership, there are no material agreements, arrangements or understandings or any potential conflicts of interest between the Partnership, its executive officers, directors or affiliates and the Offeror, its executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

The result of tendering units pursuant to the Anise Offer will vary depending on the individual circumstances of each Limited Partner and, in part, the aggregate number of units tendered. As a result, and for the reasons set forth in the Letter to Limited Partners, incorporated herein by reference as Exhibit (a)(1), the Partnership has determined that it is unable to take a position with respect to the Anise Offer.

Unit holders should consult their advisors regarding their individual financial, tax, legal and other consequences of the Anise Offer.

Neither the Partnership nor the General Partners of the Partnership currently intends to tender or sell any Units that are held of record or beneficially owned by them pursuant to the Anise Offer.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to the Unit holders on its behalf concerning the Anise Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Neither the Partnership nor the General Partner or any of their executive officers, directors, affiliates or subsidiaries have effected any transactions in the Units during the past 60 days.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

None.

ITEM 8. ADDITIONAL INFORMATION.

None.

ITEM 9. EXHIBITS.

(a)(1) Letter to the Limited Partners, dated December 26, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. IV, A LIMITED PARTNERSHIP (Registrant)

By:	Arch Street VIII, Inc., its Managing General Partner

Date: December 26, 2007	By:	/s/ Michael H. Gladstone
Michael H. Gladstone
Vice President and Clerk